MUTUAL OF AMERICA
INVESTMENT CORPORATION

320 Park Avenue
New York, NY 10022
212 224 1600
212 224 2500 Fax

February 13, 2007

Via EDGAR Correspondence

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:	Mutual of America Investment Corporation
Registration Statement on Form N-1A
Investment Company Act of 1940 Number 811-5084
Securities Act of 1933 Number 033-06486
485(a) Filing

To Whom It May Concern:

This letter accompanies a 485(a) filing of an annual update for 2007 on the EDGAR system.  A marked copy of the prospectus and Statement of Additional Information are being sent via EDGAR correspondence with this letter.

The accompanying annual update contains disclosures of new fund series, which are being added to the Investment Company, with the intent that they commence operations on May 1, 2007.  The new funds consist of one International Fund and nine Target Retirement Funds.

The Target Retirement Funds are funds of funds, acquiring shares of affiliated Mutual of America Investment Corporation funds.  These funds are designed to undergo periodic reallocation and rebalancing to match a specified retirement date which is included in the title of each Target Retirement Fund.  For example, the 2025 Retirement  Fund is aimed at accumulating value at a more aggressive rate now, but will be gradually reallocated as time passes to be closer to an income producing investment with lower exposure to principal loss as it reaches and passes its target date.

The International Fund is intended to be invested in securities in the EAFE Index, and is initially expected to invest substantially all of its assets in MSCI EAFE iShares and/or other ETF’s to accomplish that goal.  The Fund may invest substantially all of its assets in the shares of ETF’s but has the flexibility of investing in other securities.

The International Fund will be available to  all three Separate Accounts of Mutual of America Life Insurance Company for the benefit of its contractholders, and will also available to the nine Target Retirement Funds and three existing Allocation Funds.  The Target Retirement Funds will be available to Mutual of America Life Insurance Company Separate Account No. 2, which includes annuity contracts, as well as to certain unregistered retirement plan separate accounts.  The Target Retirement Funds will not be available to Mutual of America Separate Account No. 3, which includes only variable life policies.

Where entire sections of text with respect to existing funds appears as changed, this is generally a result of changing the sequence of some of the existing funds.

Please feel free to contact me if you have any questions or I can provide information as you review the accompanying documents.

Very truly yours,

/s/ Thomas L. Martin